SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  ____________________________________________

                        SCHEDULE 13D/A1 (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                            Sirna Therapeutics, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    829669100
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                                 (CUSIP Number)

                        Elan International Services, Ltd.
                               102 St. James Court
                              Flatts, Smiths FL 04
                                     Bermuda
                                 (441) 292-9169


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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 21, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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




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CUSIP No. 829669100
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      (1) NAME OF REPORTING PERSONS
          Elan International Services, Ltd.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          N/A
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      (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)
          (a) [ ]
          (b) [ ]
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      (3) SEC USE ONLY

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      (4) SOURCE OF FUNDS (See Instructions)
          WC
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      (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)  [  ]
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      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
          Bermuda
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   Number of      (7)    SOLE VOTING POWER
     Shares              0
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               655,103
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         655,103
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      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           655,103
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      (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)  [  ]
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      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.1% (based upon 31,623,907 shares of Common Stock outstanding as of November 25, 2003 as set forth in a Prospectus filed by the Issuer on November 28, 2003).
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      (14) TYPE OF REPORTING PERSON (See Instructions) CO
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Item 1. Security and Issuer.

     Item 1 of Schedule 13D is hereby amended and restated in its entirety as follows:

     This Amendment No. 1 amends Schedule 13D filed with the Securities and Exchange Commission on January 21, 2000 by Elan International Services, Ltd. ("EIS"), a Bermuda exempted company, with respect to the common stock, $0.01 par value per share (the "Common Stock"), of Sirna Therapeutics, Inc. (the "Issuer"), a Delaware corporation whose principal offices are located at 2950 Wilderness Place, Boulder, Colorado 80301.

Item 2. Identity and Background.

     Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

     This Schedule 13D is filed by EIS, a wholly-owned subsidiary of Elan Corporation, plc, an Irish public limited company ("Elan"). EIS's principal place of business is 102 St. James Court, Flatts, Smiths, FL 04 Bermuda. EIS is an investment and holding company. Elan's principal place of business is Lincoln House, Lincoln Place, Dublin 2, Ireland. Elan is a worldwide biopharmaceutical company.

     Schedule A to this Schedule 13D sets forth the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship or place of organization of each executive officer, director and controlling person of EIS and Elan.

     During the last five years, neither EIS, Elan nor any person identified on Schedule A to this Schedule 13D: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 5. Interest in Securities of Issuer.

     Item 5 of Schedule 13D is hereby amended and restated as follows:

     (a) 655,103 shares of Common Stock (including 12,500 shares of Common Stock issuable upon exercise of Warrants), representing 2.1% based upon 31,623,907 shares of Common Stock outstanding as of November 25, 2003 as set forth in a Prospectus filed by the Issuer on November 28,
          2003).

     (b) Sole power to vote: 655,103 Shares shared power to vote: -0- Sole power to dispose: 655,103 Shares shared power to dispose: -0-

     (c)  N/A

     (d)  None.



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

     (e) Upon consummation of a private placement by the Issuer on April 21, 2003, EIS ceased to be the beneficial owner of more than five percent of the Common Stock.




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SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2004



                                    ELAN INTERNATIONAL SERVICES, LTD.



                                    By: /s/ Kevin Insley
                                        ---------------------------------
                                         Name:   Kevin Insley
                                         Title:  President and Chief
                                                 Financial Officer




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                                   SCHEDULE A

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. Armen, Boushel, Crowley, Gillespie, Groom, McGowan, McIntyre, McLaughlin, Selkoe, Thornburgh and Tully and Ms. Gray) of Elan are set forth below:

1. (a) G. Kelly Martin, (b) 345 Park Avenue, New York, New York 10154, (c) President and Chief Executive Officer, and (d) United States.

2. (a) Shane Cooke, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Executive Vice President and Chief Financial Officer, and (d) Ireland.

3.   (a) William F. Daniel (b) Lincoln House, Lincoln Place, Dublin 2, Ireland,
     (c) Executive Vice President and Company Secretary, and (d) Ireland.

4. (a) Jean Duvall, (b) 800 Gateway Blvd., South San Francisco, CA 94080, (c) Executive Vice President and General Counsel, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. Martin and Daniel) of Elan are set forth below:

1. (a) Garo A. Armen, Ph.D., (b) 630 Fifth Avenue, Suite 2167, New York, New York 10111, (c) Chairman of the Board and Chief Executive Officer of Antigenics, Inc., and (d) United States.

2. (a) Brendan E. Boushel, (b) 9 Upper Mount Street, Dublin 2, Ireland, (c) Retired, and (d) Ireland.

3. (a) Laurence G. Crowley, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Governor (Chairman) Bank of Ireland, and (d) Ireland.

4. (a) Alan R. Gillespie, Ph.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Chairman, Ulster Bank Limited, and
     (d) United Kingdom.

5. (a) Ann Maynard Gray, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

6. (a) John Groom, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

7. (a) Kieran McGowan, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place Dublin 2, Ireland, (c) Retired, and (d) Ireland.

8. (a) Kevin McIntyre, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ire-



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

     land, (c) Associate Clinical Professor of Medicine at Harvard Medical School, and (d) United States.

9.   (a) Kyran McLaughlin, (b) Davy House, 49 Dawson Street, Dublin 2, Ireland,
     (c) Head of Equities and Corporate Finance, Davy Stockbrokers, and (d) Ireland.

10. (a) Dennis J. Selkoe, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Professor of Neurology and Neuroscience at Harvard Medical School, and (d) United States.

11. (a) Richard L. Thornburgh, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Counsel to the law firm of Kirkpatrick & Lockhart LLP, and (d) United States.

12. (a) Daniel P. Tully, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of EIS are set forth below:

1. Kevin Insley, (b) c/o 102 St. James Court, Flatts, Smiths Bermuda, (c) Director, President and Chief Financial Officer, and (d) United Kingdom.

2. (a) Debra Moore Buryj, (b) c/o 102 St. James Court, Flatts, Smiths, Bermuda, (c) Director and Vice President and, (d) United States.

3. (a) David J. Doyle, (b) c/o Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, (c) Director of EIS, and principal occupation is lawyer, law firm of Conyers, Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and (d) Bermuda.




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